U.S. Securities and Exchange Commission
Washington, D.C. 20549



04050749

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Residential Accredit Loans Inc.
Exact Name of Registrant as Specified in Charter

FOR 11/23/04
Current Report on Form 8-K Series 2004-QA5
Electronic Report, Schedule or Registration Statement
of Which the Documents Are a Part (give period of report)

0000949493
Registrant CIK Number

333-107959
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 23rd day of November 2004.

Residential Accredit Loans Inc.
(Registrant)

By: _____
Name: Joseph Orning
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _____, 2004, that the information set forth in this statement is true and complete.

By: _____

(Name)

_____

(Title)

PROCESSED

NOV 26 2004

THOMSON
FINANCIAL

New Issue Marketing Materials

$324,928,600 (approximate)

RALI Series 2004-QA5 Trust
Mortgage Asset-Backed Pass-Through Certificates,
Series 2004-QA5

Residential Accredit Loans, Inc.
Depositor

Residential Funding Corporation
Mortgage Loan Seller

Residential Funding Corporation
Master Servicer

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All Statistical Information is based upon information as of October 1, 2004

November 17, 2004

$324,928,600 (approx)
RALI Series 2004-QA5 Trust
Mortgage Asset-Backed Pass-Through Certificates, Series 2004-QA5

Class	Certificate Size (1)	Expected Ratings (2)	Credit Enhance %age (3)	Interest Rate Type	Collateral Type	Certificate Type
Offered Certificates						
A-I	$ 49,957,300	AAA	6.45%	WAC (4)	3-Yr. Conforming Hybrid	Group I Senior PT
A-I-IO	Notional (5)	AAA	6.45%	Fixed (5)	3-Yr. Conforming Hybrid	Group I IO
A-II	$ 37,917,700	AAA	6.45%	WAC (6)	3-Yr. Non Conforming Hybrid	Group II Senior PT
A-III-1	$ 140,000,000	AAA	6.45%	WAC (7)	5-Yr. Conforming Hybrid	Group III Senior PT
A-III-IO-1	Notional (8)	AAA	6.45%	Fixed (8)	5-Yr. Conforming Hybrid	Group III IO
A-III-2	$ 77,942,000	AAA	9.90%	WAC (9)	5-Yr. Non Conforming Hybrid	Group III Super Senior PT
A-III-3	$ 2,782,700	AAA	6.45%	WAC (9)	5-Yr. Non Conforming Hybrid	Group III Senior Support PT
A-III-IO-2	Notional (10)	AAA	6.45%	Fixed (10)	5-Yr. Non Conforming Hybrid	Group III IO
M-1	$ 6,927,400	AA	4.35%	WAC (11)	Total Portfolio	Crossed Mezzanine
M-2	$ 5,278,000	A	2.75%	WAC (11)	Total Portfolio	Crossed Mezzanine
M-3	$ 4,123,500	BBB	1.50%	WAC (11)	Total Portfolio	Crossed Mezzanine

(1) The Certificate Sizes are approximate and subject to a +/- 10% variance.

(2) It is a condition to the issuance of the Offered Certificates that they be rated by at least two of the rating agencies.

(3) The Credit Enhancement percentages are preliminary and are subject to change based upon the final pool as of the Cut-off Date and additional rating agency analysis.

(4) Up to and including the distribution date in September 2007, the Class A-I Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group I Mortgage Loans minus [0.838%]. After the distribution date in September 2007, the Class A-I Certificates will bear interest at a variable rate equal to the weighted average of the Net Rates of the Group I Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [4.270%].

(5) Up to and including the distribution date in September 2007, the Class A-I-IO Certificates will bear interest at a fixed pass-through rate equal to [0.838%] based on a notional balance equal to the aggregate current principal balance of the Class A-I Certificates. After the distribution date in September 2007, the Class A-I-IO Certificates will not bear any interest.

(6) The Class A-II Certificates will bear interest at a variable Pass-Through Rate equal to the weighted average of the net mortgage rates of the Group II Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [4.995%].

(7) Up to and including the distribution date in September 2009, the Class A-III-1 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group III Mortgage Loans minus [0.690%]. After the distribution date in September 2009, the Class A-III-1 Certificates will bear interest at a variable rate equal to the weighted average of the Net Rates of the Group III Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [4.549%].

(8) Up to and including the distribution date in September 2009, the Class A-III-IO-1 Certificates will bear interest at a fixed pass-through rate equal to [0.690%] based on a notional balance equal to the aggregate current principal balance of the Class A-III-1 Certificates. After the distribution date in September 2009, the Class A-III-IO-1 Certificates will not bear any interest.

(9) Up to and including the distribution date in September 2009, the Class A-III-2 and Class A-III-3 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group III Mortgage Loans minus [0.548%]. After the distribution date in September 2009, the Class A-III-2 and Class A-III-3 Certificates will bear interest at a variable rate equal to the weighted average of the Net Rates of the Group III Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [4.691%].

(10) Up to and including the distribution date in September 2009, the Class A-III-IO-2 Certificates will bear interest at a fixed pass-through rate equal to[0.548%] based on a notional balance equal to the aggregate current principal balance of the Class A-III-2 and Class A-III-3 Certificates. After the distribution date in September 2009, the Class A-III-IO-2 Certificates will not bear any interest.

(11) The Class M Certificates and Class B Certificates will bear interest at a variable Pass-Through Rate equal to the weighted average of the Pass-Through Rates for the Class A-I, Class A-I-IO, Class A-II, Class A-III-1, Class A-III-IO-1, Class A-III-2, Class A-III-3 and Class A-III-IO-2 Certificates weighted in proportion to the results of subtracting from the aggregate principal balance of the related loan group, the aggregate Certificate Principal Balance of the related class of Class A Certificates. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [5.118]%.

RALI Series 2004-QA5 Trust
Mortgage Asset-Backed Pass-Through Certificates, Series 2004-QA5
Computational Materials: Preliminary Term Sheet

Depositor:	Residential Accredit Loans, Inc.
Mortgage Loan Seller:	Residential Funding Corporation.
Master Servicer:	Residential Funding Corporation.
Underwriter:	Bear, Stearns & Co. Inc.
Trustee/Paying Agent:	Deutsche Bank Trust Company Americas.
Cut-off Date:	November 1, 2004.
Closing Date:	On or about November 29, 2004.
Settlement Date:	On or about November 30, 2004
Rating Agencies:	The Offered Certificates will be rated by at least two of the rating agencies and the Other Certificates will be rated by at least one of the rating agencies. The rating agencies will include Standard & Poor's ("S&P"), Fitch Ratings ("Fitch") and/or Moody's Investors Service, Inc. ("Moody's").
Legal Structure:	REMIC.
Optional Call:	10% cleanup call.
Distribution Date:	25th of each month, or the next business day if such day is not a business day, commencing December 27, 2004.
Remittance Type:	Scheduled/Scheduled.
Form of Registration:	The Offered Certificates will be issued in book-entry form through DTC.
Cross-Collateralization:	The Class M Certificates and Class B Certificates will be subordinate certificates issued representing interests in all three loan groups.
ERISA:	The Offered Certificates may be eligible for purchase by persons investing assets of employee benefit plans or individual retirement accounts assets, subject to considerations described in the prospectus supplement.
SMMEA:	The Class A Certificates and Class M-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Advancing Obligation:	The Master Servicer will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent that the Master Servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Certificates and are not intended to guarantee or insure against losses.
Compensating Interest:	For any Distribution Date, the Master Servicer will cover prepayment interest shortfalls up to an amount equal to the lesser of (a) one-twelfth of 0.125% of the aggregate principal balance of the mortgage loans immediately preceding that Distribution Date and (b) the sum of the master servicing fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable with respect to that Distribution Date with respect to the mortgage loans.
Interest Accrual Period:	The interest accrual period on the Offered Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis). On the Closing Date, the price to be paid by investors for the Offered Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date (29 days).
Other Certificates:	The following classes of "Other Certificates" will be issued in the indicated approximate original principal amounts, which will provide credit support to the Offered Certificates, but are not offered hereby.

Certificate	Orig. Balance	PT Rate
Class B-1	$2,309,100	WAC (see footnote 11)
Class B-2	$1,484,400	WAC (see footnote 11)
Class B-3	$1,154,820	WAC (see footnote 11)

RALI Series 2004-QA5 Trust
Mortgage Asset-Backed Pass-Through Certificates, Series 2004-QA5
Computational Materials: Preliminary Term Sheet

Collateral Description:	As of October 1, 2004, the aggregate principal balance of the mortgage loans described herein is approximately $329 million. The Mortgage Loans are conventional, adjustable rate Six-Month LIBOR and One-Year LIBOR indexed mortgage loans with initial rate adjustments occurring either three or five years after the date of origination ("Hybrid ARMs"). The mortgage loans are secured by first liens on one- to four-family residential properties. Approximately 34% (by aggregate principal balance) of the mortgage loans allow for payments of interest only for a term equal to the initial fixed period of the related mortgage loan. After their interest only period, these mortgage loans will fully amortize over their remaining term. The remaining approximately 66% of the mortgage loans fully amortize over their original term (generally 30-years).		

Below is a further summary of the collateral characteristics, as of October 1, 2004, of the mortgage loans expected to be in the mortgage pool by loan group, and for the total pool:

Type	% of Pool	Gross WAC	Net WAC	WAM (mos)	Gross Margin	Net Margin	Initial Cap	Period Cap	Max Rate	Mos. to Roll
I – 3 yr. Conforming Hybrid	16.19%	5.408%	5.108%	358	2.896%	2.596%	2.334%	1.926%	11.391%	34
II – 3 yr Non-Conforming Hybrid	12.29%	5.295%	4.995%	358	2.734%	2.434%	2.579%	1.840%	11.295%	34
III – 5 yr. Conforming Hybrid	71.52%	5.539%	5.239%	358	2.645%	2.345%	5.079%	1.898%	10.644%	58
Totals:	100%	5.488%	5.188%	358	2.697%	2.397%	4.327%	1.896%	10.845%	51

	NOTE: the information related to the mortgage loans described herein reflects information as of October 1, 2004. It is expected that on or prior to the Closing Date, scheduled and unscheduled principal payments will reduce the principal balance of the mortgage loans as of the Cut-off Date and may cause a decrease in the aggregate principal balance of the mortgage loans, as reflected herein, of up to 10%. **Consequently, the initial principal balance of any of the Offered Certificates by the Closing Date is subject to a decrease of up to 10% from amounts shown on the front cover hereof.**
Underwriting Standards:	The mortgage loans were underwritten to the guidelines of Residential Funding Corporation as more fully described in the prospectus supplement.
Credit Enhancement:	Credit enhancement for the Offered Certificates will be provided by a senior/subordinate shifting interest structure. The Class M

Certificates and the Class B Certificates represent interests in all three loan groups and provide credit enhancement for the Class A Certificates.

Cash-Flow Description:

Distributions on the Certificates will be made on the 25th day of each month (or the next business day if the 25th is not a business day). Distributions on the Class A Certificates will generally be made from the available funds of the related loan group. Distributions on the Class M Certificates and the Class B Certificates will be made from available funds of all three loan groups. "Available Funds" for any distribution date and with respect to each loan group will be an amount that generally includes (1) all previously undistributed principal and interest portions of scheduled payments, principal prepayments and the principal and interest portions of net liquidation proceeds in respect of the mortgage loans in the related loan group, (2) any monthly advances and compensating interest payments made by the Master Servicer for such distribution date in respect of the mortgage loans in the related loan group and (3) under limited circumstances, certain prepayments allocated from the available funds of another loan group, net of fees payable to, and amounts reimbursable to, the Master Servicer, any subservicers and the Trustee. Available funds for each loan group will be distributed according to the following priority:

Group I Available Funds

1. Payments of interest to the holders of the Class A-I and Class A-I-IO Certificates pro rata based on the interest due and payable, at a rate equal to their respective Pass-Through Rates; and

1. Payments of principal to the holders of the Class A-I Certificates.

Group II Available Funds

1. Payments of interest to the holders of the Class A-II Certificates at a rate equal to their respective Pass-Through Rates;and

2. Payments of principal to the holders of the Class A-II Certificates.

Group III Available Funds

2. Payments of interest to the holders of the Class A-III-1, Class A-III-IO-1, Class III-A-2, Class III-A-3 and Class A-III-IO-2 Certificates pro rata based on the interest due and payable, at a rate equal to their respective Pass-Through Rates; and

1. Payments of principal to the holders of the Class A-III-1, Class A-III-2 and Class A-III-3 Certificates.

Any Remaining Available Funds from all Loan Groups

1. Payments of interest and then principal, in that order, sequentially, to the holders of the Class M Certificates in order of their numerical class designations such that each such class shall receive (a) interest at a rate equal to such class' Pass-Through Rate (as described on page 2 hereof), and (b) the principal amount due such class; and

2. Payments of interest and then principal, in that order, sequentially, to the holders of the Class B Certificates in order of their numerical class designations such that each such class shall receive (a) interest at a rate equal to such class' Pass-Through Rate (as described on page 2 hereof), and (b) the principal amount due such class.

Shifting Interest:

The Class A Certificates will be entitled to receive 100% of the prepayments on the mortgage loans up to and including the distribution date in [November 2009]. A disproportionately large portion of the prepayments will be allocated to the related Class A Certificates up to and including the distribution date in [November 2011], subject to loss and delinquency tests described in the prospectus supplement

Notwithstanding the foregoing, if after 3 years the current available credit enhancement for the Class A Certificates is equal to two times the initial available credit enhancement for the Class A Certificates, subject to certain loss and delinquency tests described in the prospectus supplement, then prepayments will be allocated among all certificates on a pro rata basis.

If such doubling occurs prior to the third anniversary and the delinquency and loss tests are met, then the Class M Certificates and the Class B Certificates will receive 50% of their pro rata share of prepayments.

Allocation of Losses:	Realized Losses on the mortgage loans will be allocated to the most subordinate class of Class B Certificates outstanding beginning with the Class B-3 Certificates, until the Certificate Principal Balance of each of the Class B Certificates has been reduced to zero. Thereafter, realized losses will be allocated to the most subordinate class of Class M Certificates outstanding beginning with the Class M-3 Certificates, until the Certificate Principal Balance of each of the Class M Certificates has been reduced to zero.

Thereafter, realized losses on the group I loans will be allocated to the Class A-I Certificates, realized losses on the group II loans will be allocated to the Class A-II Certificates, realized losses on the group III loans will be allocated pro rata to the Class A-III Certificates, provided however, realized losses otherwise allocable to the Class A-III-2 Certificates will first be allocated to the Class A-III-3 Certificates, respectively, until the Certificate Principal Balance thereof has been reduced to zero, and thereafter, losses will be allocated to the Class A-III-2 Certificates.. |